NUTTER

John Hunt
Direct Line: (617) 439-3194
Fax: (617) 439-9194
E-mail: jhunt@nutter.com

July 31, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Edward P. Bartz

Re:           Pear Tree Funds
File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”), and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 13, 2012, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form N-1A (the “Registration Statement”), amendment no. 48 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 50 under the 1940 Act.  The Amendment was filed with the Commission on June 1, 2012 under Rule 485(a)(1).  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.
In the description of the investment strategy for each of Pear Tree Columbia Small Cap Fund and Pear Tree Columbia Micro Cap Fund, it states that “[h]oldings [of the fund] are widely diversified by company and industry .  .  .”.  We note, however, that each fund describes itself as non-diversified within the meaning of Section 5(b)(2) of the 1940 Act.  The Staff takes the position that if either fund were to remain continuously diversified for three or more years, the fund would become a “diversified fund” within the meaning of Section 5(b)(1) of the 1940 Act, and the fund would have to receive shareholder approval before it could reclaim its status as a non-diversified fund.  Please clarify if, in fact, either or both funds are managed as diversified funds.

Without agreeing or disagreeing with the Staff’s position on diversification, the Registrant expects that at some point during any three-year period, each fund’s portfolio will be “non-diversified” within the meaning of Section 5(b)(2) of the 1940 Act.  The Registrant has modified the disclosure relating to those funds such that it is consistent with this response.

2.
With respect to Pear Tree Columbia Small Cap Fund and Pear Tree Columbia Micro Cap Fund, “Sector” risk in the description of principal investment risks includes the following statement: “[the fund] occasionally may have significant investments in one or more specific industry sectors . . . .” Please revise such that the principal risk should be tied to the current strategy.

The Registrant will revise the statement such that it will read:  “[the fund] currently has significant investments in one or more specific industry sectors . . . .”

3.	With respect to Pear Tree Columbia Micro Cap Fund, please clarify that the fund does not apply a minimum market capitalization to the securities that it acquires.

The Registrant will include the following statement at the end of the first paragraph of “Principal Investment Strategies:”  “Micro Cap Fund does not apply a minimum market capitalization to the securities that it acquires.”

4.           To the fee table for each of Pear Tree Columbia Micro Cap Fund and Pear Tree Quality Fund, please replace “Fee Waiver” with “Fee Waiver and/or Expense Reimbursements” and replace “Total Annual Fund Operating Expenses After Fee Waiver” with “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

With respect to Pear Tree Quality Fund, the Registrant has made the changes in conformity with the comment.  With respect to Pear Tree Columbia Micro Cap Fund, the fee waiver/expense reimbursement arrangement is voluntary.  Based on footnote 116 of the Adopting Release to the current version of Form N-1A (Release 33-8998, Jan. 13, 2009), that fee waiver/reimbursement arrangement will not be reflected in the fee table but elsewhere in the prospectus.

5.           Please confirm that any fee waiver or expense reimbursement reflected in the fee table for each of Pear Tree Columbia Micro Cap Fund and Pear Tree Quality Fund runs until July 31, 2013.

The Registrant confirms that the fee waivers and/or expense reimbursements for those two funds will run until July 31, 2013.

6.           With respect to Pear Tree Quality Fund, in “Portfolio Turnover,” delete the sentence referring to the prior strategy.

The Registrant has made the change in conformity with the comment.

 7.           With respect to Pear Tree Quality Fund, in “Principal Investment Strategies,” please clarify what is meant by the “target portfolio.”

The Registrant has revised that sentence to read: “To manage Quality Fund’s portfolio, Quality Fund’s investment manager, in consultation with its sub-adviser, periodically selects a mutual fund (the ‘target portfolio’) and then purchases . . . .”

 8.           For all funds which rely on Rule 35d-1(a)(2)(i) or Rule 35d-1(a)(3)(i) under the 1940 Act for purposes of complying with Section 35(d) of the 1940 Act (i.e., the “80-percent test”) and which invest in derivatives, please confirm that for purposes of complying with Rule 35d-1(a)(2)(i), derivatives are marked-to-market rather than their notional value.

Derivatives are valued in accordance with Pear Tree Fund’s valuation procedures.  The Registrant confirms that with respect to all funds other than Pear Tree Quality Fund, for purposes of complying with Rule 35d-1(a)(2)(i) or Rule 35d-1(a)(3)(i), derivatives are marked-to-market rather than valued using their notional value.

9.           With respect to Pear Tree Quality Fund, please add to “Principal Investment Risks” a description of the risk of investing in mid-cap stocks.

To the summary and statutory portions of the prospectus, the description of the risk of investing in large-cap stocks has been modified to read as follows:

Large- and Mid-Capitalization Securities.  Securities issued by large- and mid-cap companies tend to be less volatile than securities issued by smaller companies.  Larger companies, however, may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and may be unable to respond as quickly to competitive challenges.

10.           With respect to Pear Tree PanAgora Dynamic Emerging Markets Fund, please add a specific risk of investing in emerging markets rather than including a description of the risk with the description of the risk of investing in foreign securities.

To the summary portion of the prospectus, the Registrant has added the following description:

Emerging Markets Risk. The risks of foreign investing are heightened for securities of issuers in emerging market countries.  Emerging market countries tend to have economic structures that are less diverse and mature, political systems that are less stable, are more susceptible to governmental interference, and less liquid and efficient trading markets than those of developed countries.

11.           With respect to Pear Tree PanAgora Dynamic Emerging Market Fund, please correct the name of the Fund in the statutory portion of the Prospectus.

The Registrant has made the change in conformity with the comment.

12.           With respect to Pear Tree Polaris Foreign Value Fund, please explain why a U.S. issuer with 50 percent or more of its sales abroad should be considered a foreign value stock.

The Registrant takes the position that a U.S. issuer with 50 percent or more of its sales abroad could be considered a foreign value stock because of the significant exposure of the U.S. issuer to many of the risks typically associated with foreign issuers, such as investment rate risk, foreign market risk, and the possibility of expropriation or nationalization of a significant portion of its business.

13.           The Board of Trustees of the funds is permitted to change the investment objective of any fund without shareholder approval.  What notice would give to a fund’s shareholders if the Board of Trustees were to approve a change in the fund’s investment objective.

In such case, the Registrant would provide shareholders with any notice required by the 1940 Act or applicable law.

14.           Please clarify with respect to each fund whether investments in fixed-income securities, high-yield securities or investment companies are part of the principal investment strategy of that fund.

With respect to each fund, investments in fixed-income securities, high-yield securities and investment companies currently are not part of the fund’s principal investment strategies.  Disclosure relating to those securities has been deleted from the prospectus and included in the funds’ Statement of Additional Information.

15.           Throughout the Registration Statement, please refer to high-yield securities as “high-yield securities” or “junk bonds,” but not both.

The Registrant has revised the prospectus by replacing all references to “junk bonds” with “high-yield” securities.

16.           Please correct the title heading of the chart responding to Item 17(a)(1) of form N-1A to show that the information describes other directorships held by each trustee and officer of the funds for the past five years.

The Registrant objects to the comment.  Form N-1A, Item 17(a)(1), column 6 “Other Directorships Held by Director” relates to information current at the time of the filing, not to directorships held during the previous five years.  The Amendment, however, includes disclosure immediately after the chart similar to the disclosure requested.

*     *     *

Please call me at (617) 439-2194 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/John Hunt

John Hunt

JH/hex

CC: Kelly J. Lavari

2125915.2

Nutter McClennen & Fish LLP  ■  Attorneys at Law

SeaportWest  ■  155 Seaport Blvd.  ■  Boston, MA 02210-2604  ■  617-439-2000  ■  Fax: 617-310-9000  ■  www.nutter.com

Attachment A

Additional Information about Each Pear Tree Fund’s Investment Objective
Each Pear Tree Fund’s investment objective is non-fundamental and thus, may be changed by a vote of Board of Trustees of Pear Tree Funds (the “Board”), and without shareholder approval. There is no guarantee that a Fund will achieve its investment objective.

Additional Information about the Pear Tree Funds’ Principal Strategies and Risks
The section “Summary Information About Pear Tree Funds,” above, summarizes how each Pear Tree Fund intends to achieve its investment objective.  Except as otherwise noted, the following provides additional information about the principal investment strategies of, and risks of investing in, each Pear Tree Fund.

Investments in Common Stocks.  The principal risks of investing in common stocks are:  Market, Industry and Specific Holdings —the risk that the share price of a Pear Tree Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which the Pear Tree Fund has significant holdings, or weaknesses associated with one or more specific companies in which the Fund may have substantial investments;  Liquidity Risk —The risk that a Pear Tree Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

Small- to Mid-Cap Companies.   Small to mid-cap companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Small- and mid-cap companies’ earnings and revenue tend to be less predictable than larger companies. Stocks of these companies may trade less frequently and in limited volume, and their prices may fluctuate more than stocks of other companies. Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies. Such stocks may be harder to sell at the times and prices the Fund’s sub-adviser thinks appropriate.

Value Stocks.  Each Pear Tree Fund may invest in value stocks. Value stocks may react differently to issuer,political, market and economic developments than the market as a whole or other types of stocks, such as growth stocks.  Value stocks, however, may continue to be inexpensive for long periods of time and they may never realize their full value, as measured by earnings ratios and other common financial calculations.

Growth Stocks.  Each Pear Tree Fund may invest in growth stocks. A growth stock is a stock of a company that the Fund’s sub-adviser believes will have earnings that are likely to grow faster than the economy as a whole.  If a Fund’s sub-adviser’s assessment of the prospects for the company’s earnings growth is wrong, or if its judgment about how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or not approach the value that the Fund’s sub-adviser has placed on it.

Investments other than Common Stocks.  Each Pear Tree Fund may invest up to 20 percent of its assets in preferred stocks, convertible securities, fixed income securities, real estate investment trusts (“REITS”), or repurchase agreements.  A Pear Tree Fund will invest in convertible securities primarily for their equity characteristics.  A Pear Tree Fund may invest in fixed income securities of any maturity. A Pear Tree Fund may not invest more than 10 percent of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

The risks associated with investments in fixed income securities are: Interest Rate Risk - the risk that rates will rise causing the value of the instrument to fall, credit risk, that is, the risk that an issuer, guarantor or liquidity provider of an instrument held by the fund will fail to make scheduled interest or principal payments, which may reduce the fund’s income and the market value of, the instrument; Prepayment Risk (when repayment of principal occurs before scheduled maturity) and Extension Risk (when rates of repayment of principal are slower than expected) – the risk that the holder may have to invest repayment proceeds in, or continue to hold, lower yielding securities, as the case may be; Liquidity Risk  - the risk that the fund may not be able tosell some or all of its securities at desired prices or may be unable to sell the securities at all, because of a lack ofdemand in the market for such securities, or a liquidity provider defaults on its obligation to purchase the securitieswhen properly tendered by the holder.

The risks associated with investments in preferred stocks and convertible securities are the risks associated with investments in equity securities and fixed income securities.

The value of an investment in a REIT is significantly affected by the market for real estate, skill of the REIT manager and the ability of investments to provide expected cash flow.

Depositary Receipts.  Each Pear Tree Fund may each invest in depositary receipts.  A depositary receipt is a receipt traded on an investor’s domestic market for the shares of a company traded in foreign capital markets.  American Depositary Receipts (“ADRs”) are receipts of shares of a foreign-based company traded on a U.S. market. Rather than buying shares of foreign-based companies in foreign markets, U.S. investors may buy shares in the U.S. in the form of an ADR. Although traded in the U.S. markets, ADRs may be subject to the risks of their underlying foreign investments.  Global Depositary Receipts (“GDRs”) are receipts of shares of a company traded on a foreign market, typically an emerging market, and are generally traded on major foreign exchanges. GDRs allow investors to avoid potentially difficult or expensive trading on the issuing company’s home exchange. Because the companies issuing GDRs may not be as well established or may not use the same accounting system as more developed markets, their stocks may tend to be more volatile and less liquid.

Currently, only Pear Tree Columbia Small Cap Fund and Pear Tree Columbia Micro Cap Fund intend to invest more than 5 percent of their assets in Micro-Cap Companies.

Micro-Cap Companies.  Micro-cap companies share most of the same risks as small–cap companies - limited product lines, limited markets or financial resources, and small, inexperienced management groups – but even more so.  See “- Small- to Mid-Cap Companies,” above.

Currently, only Pear Tree Polaris Foreign Value Fund and Pear Tree Polaris Foreign Value Small Cap Fund intend to invest more than 5 percent of their assets in Call Options and Put Options.

Call Options Risk.  Risks related to call options include:  Limited Gains.   By writing (selling) call options (each, a “Call Option”) on equity securities, equity indexes and Exchange Traded Funds (“ETFs” and collectively with such equity securities and equity indexes, the “Subject Securities”), the Fund may forego the opportunity to benefit from an increase in the price of the Subject Security above the exercise price of the Call Option, but continues to bear the risk of a decline in the value of the Subject Security.  While the Fund will receive a cash premium for writing the Call Option, the price the Fund realizes from the sale of a Subject Security upon exercise of the option could be substantially below such Subject Securities prevailing market price.   Lack of Liquidity for the Call Option.   A liquid market may not exist for a Call Option.  If the Fund is not able to close out a Call Option, the Fund will not be able to sell the underlying Subject Security until the Call Option expires or is exercised.   Lack of Liquidity for the Security.   The Fund’s investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities.  Because the Fund will generally hold the Subject Securities underlying a Call Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities.   Additional Counterparty Risk.   Selling Call Options may result in increased exposure to the purchaser of the Call Option.  The sub-adviser intends to minimize such counterparty risk by selling Call Options that may be exchange traded.  Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Put Options Risk.  Each Pear Tree Fund may invest in Put Options.   Risks related to this investment include:  Additional Cost.   By purchasing put options (each, a “Put Option”) on Subject Securities, the Fund will lock in the ability to sell a Subject Security at a pre-determined target price, but will continue to benefit from any upward movement in the value of the Subject Security.  While the Fund will pay a cash premium for purchasing the Put Option, the Sub-adviser believes that the cost of purchasing the Put Option is offset by the ability to sell the Subject Security at a pre-determined price thus locking in a pre-determined gain.   Lack of Liquidity for the Put Option.   A liquid market may not exist for a Put Option.  If the Fund is not able to close out a Put Option, the Fund will not be able to sell the underlying Subject Security until the Put Option expires or is exercised.   Lack of Liquidity for the Security.   The Fund’s investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities.  Because the Fund will generally hold the Subject Securities underlying a Put Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities.   Additional Counterparty Risk.   Purchasing Put Options may result in increased exposure to the seller of the Put Option.  The sub-adviser intends to minimize such counterparty risk by purchasing Put Options that may be exchange traded.  Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Certain Investment Strategies Common to all Pear Tree Funds

Investments other than Common Stocks.  Each Pear Tree Fund may invest up to 20 percent of its assets in investments such as preferred stocks, convertible securities, fixed income securities, real estate investment trusts, or repurchase agreements.  A Pear Tree Fund will invest in convertible securities primarily for their equity characteristics.  A Pear Tree Fund may invest in fixed income securities of any maturity. A Pear Tree Fund may not invest more than 10 percent of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

Securities Lending.  Each Pear Tree Fund may lend securities from their portfolios to brokers, dealers and other financial institutions.  Securities loans are made pursuant to agreements requiring that loans be continuously secured by collateral in cash or cash equivalents (such as U.S. Treasury bills) at least equal at all times to the market value of the securities lent. A Pear Tree Fund may invest the cash collateral received in interest-bearing, short-term securities or receive a fee from the borrower.  When a Pear Tree Fund lends its securities, it is responsible for investing the cash it receives as collateral from the borrower.  A Pear Tree Fund that invests cash collateral could lose money on those investments.  A Pear Tree Fund may also lose money from the failure of a borrower to return a borrowed security in a timely manner.

Derivatives.  A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments.  Each Pear Tree Fund may invest in derivatives, such as futures and options on securities, indices and currencies and other derivatives.  Derivatives may be used for both hedging and non-hedging purposes. Derivatives will not be used as a primary investment technique. Non-principal uses could include hedging against adverse changes in stock market prices, interest rates or currency exchange rates.

Even a small investment in derivatives could have a significant impact on the Fund’s risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities.  Using derivatives as a substitute for buying or selling securities, or to increase a Pear Tree Fund’s return as a non-hedging strategy, may be considered speculative.

Investments in Other Investment Companies. Each Pear Tree Fund may invest up to 10 percent of its total net assets in other investment companies including exchange traded funds (“ETFs”) to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act. A Pear Tree Fund will indirectly bear its proportionate share of any management fees paid by such other investment companies in which it invests in addition to the investment advisory fee paid by the Fund. Shareholders of the Fund would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Short-Term Trading. Normally, a Pear Tree Fund does not actively trade its portfolio securities.  From time to time, however, it may, especially to realize short-term profits or if a security no longer meets the Pear Tree Fund’s investment criteria.  If a Pear Tree Fund were to engage in active trading, such trading could reduce the returns of Fund shareholders investing through taxable accounts.

Cash Management and Temporary Defensive Strategies. Normally, each Pear Tree Fund’s sub-adviser invests substantially all of a Pear Tree Fund’s assets to meet the Fund’s investment objective. A Pear Tree Fund’s sub-adviser may invest the remainder of a Pear Tree Fund’s assets in short term debt obligations with remaining maturities of less than one year, cash equivalents or may hold cash. For temporary defensive purposes, a Pear Tree Fund’s sub-adviser may determine that market conditions make pursuing the Fund’s investment strategies inconsistent with the best interests of its shareholders. A Pear Tree Fund’s sub-adviser may then temporarily use alternative strategies that are mainly designed to limit the Fund’s losses. Although a Pear Tree Fund’s sub-adviser has the flexibility to use these strategies, it may choose not to for a variety of reasons, even in very volatile market conditions. These strategies may cause a Pear Tree Fund to miss out on investment opportunities, and may prevent a Pear Tree Fund from achieving its objective.

Changes in Policies.
Each Pear Tree Fund’s policy of investing at least 80 percent of its net assets (less borrowings for investment purposes) in a particular type of investment may not be materially revised unless shareholders are notified at least 60 days in advance of the proposed change.

Disclosure of Portfolio Holdings.
A description of the Pear Tree Funds’ policies and procedures with respect to the disclosure of the Pear Tree Funds’ portfolio securities is available in the Pear Tree Funds’ Statement of Additional Information.